SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated March 31, 2006, of SPW Circular Posted

        Return of cash to shareholders - circular posted to shareholders

Scottish Power plc ("ScottishPower") announces that it has commenced posting a circular to shareholders and has convened an extraordinary general meeting for 4
May 2006 to obtain shareholder approval for the proposed return of £2.25 billion of cash to shareholders following the completion of the sale of PacifiCorp, its
US regulated business, to MidAmerican Energy Holdings Company.

The Board of ScottishPower unanimously recommends the return of cash as being in the best interests of shareholders as a whole.

Highlights of the return of cash

   - Shareholders to receive approximately £1.20 per existing ordinary share*

   - To be implemented by way of a B Share scheme to provide UK tax resident shareholders with flexibility to elect to receive cash in the form of a capital payment or in the form of dividend income, or a combination of the two

   - A share consolidation to reflect the return of cash will aim to maintain comparability of share price, earnings per share and dividends per share

   - Each shareholder's holding will represent the same proportion of
     ScottishPower's issued ordinary share capital as it did prior to the return of cash (subject to fractional entitlements)

   - Cheques are expected to be despatched to shareholders and CREST accounts credited on Monday 5 June

Details of the return of cash

Subject to shareholder approval by way of special resolution, one in every three ordinary shares held by each shareholder will be reclassified into a B Share, and shareholders will be able to elect between the following alternatives in respect of those B Shares:

   - Single B Share dividend: to receive a single dividend of £3.60 per B
     Share for some or all of their B Shares (the "Single B Share Dividend").
     Following this, the B Shares for which a shareholder has chosen to receive the single dividend payment will automatically be converted into deferred shares, which will have negligible value. In the case of UK resident individual shareholders, the dividend should be treated as income for UK tax purposes.

   - Initial repurchase offer: to sell some or all of their B Shares to UBS and/or Morgan Stanley, as agent for ScottishPower, for £3.60 per B Share, free of all dealing expenses and commissions (the "Initial Repurchase
     Offer"). In the case of UK resident individual shareholders, the proceeds of such a repurchase should generally be treated as capital for UK tax purposes.

   - Future repurchase offers: to retain some or all of their B Shares and have the opportunity to sell them on certain future dates to UBS and/or
     Morgan Stanley, as agent for ScottishPower, for £3.60 per B Share, free of all dealing expenses and commissions. In the case of UK resident individual shareholders, the proceeds of a repurchase of B Shares in the future should generally be treated as capital for UK tax purposes as based on current UK law and practice.

* The actual value returned per share may vary as a result of the treatment of fractions

The circular and election form in respect of these alternatives are being sent to shareholders. Shareholders who do not elect for any of the alternatives will receive the Single B Share Dividend on all of their B Shares held on the B Share record date.

In conjunction with the return of cash, a capital reorganisation will be undertaken. Existing ordinary shares will be subdivided and consolidated so that shareholders will receive 1.1905 new ordinary shares for every existing ordinary share remaining after the creation of the B Shares. The intention is that, subject to market movements, the share price of one new ordinary share immediately after listing of the new ordinary shares should be approximately equal to the share price of one existing ordinary share immediately beforehand.
The ratio used for the capital reorganisation has been set by reference to the closing price of 586.5 pence per existing ordinary share on 30 March 2006 (being the latest practicable date prior to the posting of documents to shareholders from 31 March 2006).

New ordinary shares will be traded on the London Stock Exchange in the same way as existing ordinary shares and will be equivalent to the existing ordinary shares in all material respects, including their dividend, voting and other rights. The effect of the consolidation will be to reduce the number of issued ordinary shares to reflect the return of £3.60 per B Share to shareholders, but shareholders will own the same proportion of ScottishPower's issued share capital as they did previously, subject to fractional entitlements.

A number of changes to the articles of association of the Company are required in order to implement the return of cash.

Full details of the return of cash and associated capital reorganisation are contained in the circular.

A separate memorandum providing details of the return of cash will be sent to holders of ScottishPower American Depositary Shares ("ADSs") giving details of the impact of the return of cash on their ADS holdings in ScottishPower. In connection with the return of cash to holders of ADSs the Company will undertake a tender offer for the B Shares pursuant to the United States Securities
Exchange Act of 1934 (as amended).

Share schemes

Letters are being sent to participants in the ScottishPower share schemes to explain the impact of the return of cash on their participation in the schemes.

Convertible Bonds

In relation to the US$700,000,000 4% step-up perpetual subordinated convertible bonds (the "Convertible Bonds") issued by ScottishPower Finance (Jersey) Limited and guaranteed by ScottishPower, the exchange price (which is currently £4.60)
at which the Convertible Bonds may be converted into ordinary shares may be adjusted as a result of the return of cash. However, based on the market value of the ordinary shares as at 30 March 2006 and the details of the capital reorganisation, the Company does not currently expect that the amount of any adjustment to the exchange price will be significant. The exact amount of any adjustment to the Exchange Price will be determined with reference to the share price on 12 May 2006, being the record date for the return of cash.

Pensions

In connection with the return of cash to shareholders, ScottishPower has reached agreement with the trustees of the ScottishPower Pension Scheme, the
ScottishPower Group Final Salary Lifeplan and the Manweb Group Section of the
Electricity Supply Pension Scheme to make special contributions to each scheme in order to fund the FRS17 deficit (as at 31 December 2005) in respect of each scheme over a period of up to five years.

ScottishPower has made an aggregate lump sum contribution of £28 million during
March 2006 into the relevant schemes. On completion of the return of cash to shareholders, an aggregate lump sum contribution of £100 million will be made to the relevant schemes and four further aggregate annual payments of £13.2 million will be made to the relevant schemes commencing on 31 March 2007, subject to an
FRS17 deficit continuing in those schemes at each due payment date.

ScottishPower has received a clearance statement from the Pensions Regulator that it would not be reasonable to impose liability for a contribution notice on the applicants to the clearance application in respect of the proposed return of cash.

Expected timetable of principal events

An extraordinary general meeting ("EGM") has been convened for 10.30 am on
Thursday 4 May 2006 at the Holiday Inn Glasgow City-West, Bothwell Street,
Glasgow G2 7EN, to seek shareholder approval for the return of cash to shareholders.

                                                                            2006
________________________________________________________________________________
Latest time and date for receipt of Form of Proxy for EGM            10.30 am on
                                                                   Tuesday 2 May
________________________________________________________________________________
EGM                                                                  10.30 am on
                                                                  Thursday 4 May
________________________________________________________________________________
Latest time and date for dealings in existing ordinary shares         4.30 pm on
                                                                   Friday 12 May
________________________________________________________________________________
Record date for the capital reorganisation. Existing ordinary     6 pm on Friday
share register closed and existing ordinary shares disabled in            12 May
CREST
________________________________________________________________________________
New ordinary shares and B Shares admitted to the Official List    8 am on Monday
and admitted to trading on the London Stock Exchange's main               15 May
market for listed securities
________________________________________________________________________________
Commencement of dealings in the new ordinary shares and B Shares  8 am on Monday
and enablement in CREST. New ordinary shares and B Shares                 15 May
entered into CREST
________________________________________________________________________________
Latest time for receipt of election forms and TTE instructions        4.30 pm on
from CREST holders in relation to the B Share alternatives         Friday 19 May
________________________________________________________________________________
B Share record date                                               6 pm on Friday
                                                                          19 May
________________________________________________________________________________
Single B Share Dividend declared and B Shares in respect of        Monday 22 May
which the Single B Share Dividend is payable convert into
deferred shares
________________________________________________________________________________
ScottishPower acquires B Shares under the Initial Repurchase       Monday 22 May
Offer made by means of an announcement on the Regulatory News
Service of the London Stock Exchange
________________________________________________________________________________
Despatch of new ordinary share certificates, retained B Share      Monday 5 June
certificates, sale advices, cheques in respect of the Single B
Share Dividend and/or B Shares purchased under the Initial
Repurchase Offer as appropriate and cheques for fractional
entitlements, and CREST accounts credited with the proceeds

In the United States, ScottishPower will file a Tender Offer Statement containing the circular, the US supplemental memorandum, the election forms for shareholders and ADS holders and other related documentation with the Securities and Exchange Commission (the "SEC") on Schedule TO. Free copies of the Schedule
TO and the other related documents to be filed by ScottishPower in connection with the B Share alternatives will be available from the date the circular and other related documentation are mailed to ADS holders and shareholders in the US on the SEC's website at http://www.sec.gov and ScottishPower's website at
www.scottishpower.com.

For further information:

Jennifer Lawton       Director, Investor Relations            0141 636 4527
David Ross Group      Investor Relations Manager              0141 566 4853
Colin McSeveny        Director, Media Relations               0141 636 4515
Philip Shelley        UBS Limited                             020 7567 8000
Alisdair Gayne        Morgan Stanley & Co. Limited            020 7425 8000

UBS Limited is acting jointly with Morgan Stanley & Co. Limited for
ScottishPower and no-one else in connection with the return of £2.25 billion of cash to shareholders and will not be responsible to anyone other than
ScottishPower for providing the protections afforded to clients of UBS Limited or for providing advice in relation to the return of £2.25 billion of cash to shareholders.

Morgan Stanley & Co. Limited is acting jointly with UBS Limited for
ScottishPower and no-one else in connection with the return of £2.25 billion of cash to shareholders and will not be responsible to anyone other than
ScottishPower for providing the protections afforded to clients of Morgan
Stanley & Co. Limited or for providing advice in relation to the return of £2.25 billion of cash to shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: March 31, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary